FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation 1 First Canadian Place
Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

October 25, 2017.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on October 25, 2017.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1        Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2         Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Geoffrey Farr (Vice President, General Counsel and Corporate Secretary) - (416) 366-2221.

9.	Date of Report

November 3, 2017.

Schedule "A"

PRESS RELEASE

Banro Announces Q3 2017 Production Results and Gold Delivery Deferrals

Toronto, Canada – October 25, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces operating results for the third quarter (“Q3”) of 2017.

Twangiza and Namoya produced 30,297 ounces of gold and 18,533 ounces of gold, respectively, in Q3 2017 for a combined 48,830 ounces of gold during Q3 2017, and year-to-date (“YTD”) combined total production of 133,783 ounces of gold.

Twangiza Update

Q3 2017’s results for Twangiza, in comparison to Q3 2016 and the second quarter (“Q2”) of 2017, are as follows:

Operating metrics	Units	Q3 2017	Q3 2016	% Change	Q2 2017	% Change	Q3 YTD 2017	Q3 YTD 2016	% Change
Total material mined	Tonnes	2,841,142	1,420,698	100%	2,997,030	-5%	7,905,053	3,352,883	136%
Total ore mined	Tonnes	590,965	588,897	0%	507,387	16%	1,701,811	1,499,180	14%
Total ore milled	Tonnes	499,570	437,375	14%	386,295	29%	1,272,735	1,267,134	0%
Head grade	g/t Au	2.45	2.62	-6%	2.42	1%	2.52	2.68	-6%
Recovery	%	75.1	67.0	12%	67.4	11%	70.7	73.2	-3%
Strip ratio	t:t	3.81	1.41	170%	4.91	-22%	3.65	1.24	195%
Gold production	Ounces	30,297	25,187	20%	19,588	55%	73,000	78,043	-6%

Twangiza’s gold production in Q3 2017 increased by 55% compared to Q2 2017, due to having access to enough oxide feed material to blend with the upper transition (soft non-oxide) material in the pit. As a result of adopting the recommendations from a process review, all lower transition and fresh ores were stockpiled to be treated after the installation of the appropriate size reduction processing route.

The process recoveries at Twangiza improved by 11% over Q2 2017 due to better blend proportions of oxide and upper transition ores being received by the plant.

Process engineering studies are currently in progress to design the appropriate Semi-Autogenous Grinding (“SAG”) mill to efficiently treat both the lower transition and fresh ores both of whose hardness is beyond the capabilities of the current mills.

The benefits of the injection of new and matching fleet at Twangiza during the first half of 2017 into the production line, has demonstrated Twangiza’s ability to expose more ore faces for the efficient supply of the proportions of feed required for blending.

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Namoya Update

Q3 2017 results for Namoya, in comparison to Q3 2016 and Q2 2017, are as follows:

Operating metrics	Units	Q3 2017	Q3 2016	% Change	Q2 2017	% Change	Q3 YTD 2017	Q3 YTD 2016	% Change
Total material mined	Tonnes	2,659,570	2,708,374	-2%	2,238,654	19%	7,282,882	6,596,070	10%
Total ore mined	Tonnes	494,880	602,183	-18%	533,537	-7%	1,516,045	1,434,306	6%
Total ore stacked	Tonnes	491,833	656,164	-25%	579,179	-15%	1,578,433	1,555,603	1%
Head grade	g/t Au	1.72	1.87	-8%	1.85	-7%	1.89	1.94	-3%
Recovery	%	76.9	57.8	33%	76.6	0%	76.5	56.03	36%
Strip ratio	t:t	4.37	3.50	25%	3.20	37%	3.80	3.60	6%
Gold production	Ounces	18,533	28,190	-34%	19,151	-3%	60,783	69,199	-12%

Following the installation of additional primary fleet at Namoya during the latter part of Q2 2017, Namoya was able to move more material out of the pits in the middle of Q3 2017.

The production shortfall at Namoya for Q3 2017 relates to the temporary shutdown and evacuation of staff during the first week of July (press release dated July 3rd, 2017) and a shortage of major supplies while the Company concluded its latest financing (press release dated July 17th, 2017). As well, the ongoing closure of road access to Namoya (press release dated September 25th, 2017) continues to impact Namoya with mining operations still being suspended. Spraying at the heap leach section at Namoya is continuing, to recover gold from the processed ore stacked before mining operations were suspended.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Gold Delivery Deferrals

The Company also announces that, in order to provide additional liquidity for the Company’s operations, the Company has agreed with certain affiliates of Baiyin International Investment Ltd. (“Baiyin”) and an entity controlled by Gramercy Funds Management LLC (“Gramercy”), to defer certain gold deliveries that would otherwise be due to Gramercy and such Baiyin affiliates (collectively, the “Gold Deferrals”). Specifically, all gold delivery obligations due from mid-September 2017 to end December 2017 under the existing Twangiza gold stream agreement with a Baiyin affiliate (the “Twangiza Stream”) will be deferred, as will all gold delivery obligations due from September 2017 to end December 2017 under the existing Namoya gold forward sale agreement entered into in April 2017 with a Baiyin affiliate and Gramercy (the “Namoya GFSA”).

In the case of the Twangiza Steam, the deferred gold deliveries, plus additional ounces in order to retain the implied internal rate of return (“IRR”) of the original terms of such agreement, are to be delivered over the first 8 months of 2018 (together with the normal gold deliveries required as per the original terms of the Twangiza Stream). In the case of the Namoya GFSA, the remaining scheduled monthly gold deliveries under the Namoya GFSA have been increased to include the deferred gold deliveries, plus additional ounces in order to retain the IRR of the original terms of such agreement (such that the remaining scheduled monthly gold deliveries under the Namoya GFSA have been increased from 1,438.904 ounces per month to 1,649.50 ounces per month). Assuming a gold price of US$1,250 per ounce during the four month deferral period (net of the US$150 per ounce gold transfer price in the case of the Twangiza Stream) the estimated value of the deferred gold deliveries under the Twangiza Steam and the Namoya GFSA is approximately US$11.3 million in the aggregate.

The Gold Deferrals have been entered into in order to provide the Company with additional short term liquidity while it continues to explore opportunities to address its ongoing operational and working capital challenges, as discussed in the Banro management’s discussion and analysis for the period ended June 30, 2017. Also in order to facilitate that process, the Company’s board of directors has formed a Special Committee to identify and make recommendations to the board of directors concerning financing and other strategic options (including the restructuring or refinancing of existing obligations) that may be available to the Company. In light of the potential involvement of the Company’s major shareholders and debtholders in any such transactions, the Special Committee is comprised of directors (Richard Brissenden, Robert Rorrison and Derrick Weyrauch) who are independent of such shareholders/debtholders. The Gold Deferrals were approved by the Company’s board of directors on the recommendation of the Special Committee.

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Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, the Company’s commitment to its employees and suppliers, a resolution of the situation relating to the closure of road access to the Company’s Namoya mine, estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.